SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K


                                  -------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended January 31, 1999.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 1-9494

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                 TIFFANY & CO.

               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                    CONTENTS



                                                                           Page

REPORT OF INDEPENDENT ACCOUNTANTS                                             2

FINANCIAL STATEMENTS:
         Statement of Net Assets Available for Benefits
                  with Fund Information, January 31, 1999                     3

         Statement of Net Assets Available for Benefits
                  with Fund Information, January 31, 1998                     4

         Statement of Changes in Net Assets Available
                  for Benefits with Fund Information
                  for the year ended January 31, 1999                         5

         Notes to Financial Statements                                     6-12

SUPPLEMENTAL SCHEDULES:
         Item 27a - Schedule of Assets Held for
                  Investment Purposes as of January 31, 1999                 13


         Item 27d (Part II) - Schedule of Reportable
                  Transactions - Series of Transactions by
                  Issue for the year ended January 31, 1999                  14

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Committee of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan:



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of January 31, 1999 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                      PricewaterhouseCoopers LLP



Florham Park, New Jersey

July 16, 1999

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan Statement of Net Assets Available for Benefits with Fund Information

                                                                  January 31, 1999
                                    -----------------------------------------------------------------------
                                                           Participant Directed
                                    ----------------------------------------------------------------------
                                                    Pathways     Pathways       Pathways      Stock
                                     Stable        Conservative  Balanced       Growth        Index
                                    Value Fund      Fund          Fund          Fund          Fund
                                    ----------   ------------- ------------- ------------- -------------
Assets
 Investments, at fair value:
  Scudder Trust Company:
     Common and collective
      trust funds                   $ 4,461,571   $       -     $          -  $         -   $ 4,053,424
     Mutual Funds                             -       473,419     3,235,823     1,558,290             -
  Tiffany & Co. Common Stock                  -             -             -             -             -
  Cash and cash equivalents                   -             -             -             -             -
                                    -----------   -----------   -----------   -----------    -----------

Total investments                     4,461,571       473,419     3,235,823     1,558,290      4,053,424
                                    -----------   -----------   -----------   -----------    -----------

Receivables:
 Employer's contribution                 372,502        45,105       166,630       157,272       386,507
 Participant contributions                39,872         4,226        15,682        13,588        36,001
 Participant loans receivable                  -             -             -             -             -
                                     -----------   -----------   -----------   -----------   -----------

Total receivables                        412,374        49,331       182,312       170,860       422,508
                                     -----------   -----------   -----------   -----------   -----------

Net assets available for benefits    $ 4,873,945   $   522,750   $ 3,418,135   $ 1,729,150   $ 4,475,932
                                     ===========   ===========   ===========   ===========   ===========

                                                                  January 31, 1999
                                  -------------------------------------------------------------------------------------------------
                                                                                                          Non-Participant
                                                          Participant Directed                              Directed
                                  ----------------------------------------------------------------------  --------------
                                                                                                            Employee
                                                       AIM        Templeton                Tiffany & Co.     Stock
                                     Growth and    Constellation  Foreign I      Loan        Stock          Ownership
                                   Income Fund        Fund         Fund          Fund         Fund           Account          Total
                                   --------------  -------------  ----------  -----------  -------------  --------------  ----------
Assets
 Investments, at fair value:
  Scudder Trust Company:
     Common and collective
      trust funds                 $           -   $         -  $          -    $        -  $              $         -   $ 8,514,995
     Mutual Funds                     7,336,768     5,277,210     1,025,821             -             -             -    18,907,331
  Tiffany & Co. Common Stock                  -             -             -             -     5,298,307     9,991,213    15,289,520
  Cash and cash equivalents                   -             -             -             -       170,366             -       170,366
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total investments                     7,336,768     5,277,210     1,025,821             -     5,468,673     9,991,213    42,882,212
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------

Receivables:
 Employer's contribution                477,359       396,107       110,887             -       382,248     1,600,000     4,094,617
 Participant contributions               46,752        36,110        11,169             -        31,045             -       234,445
 Participant loans receivable                 -             -             -       810,805             -             -       810,805
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total receivables                       524,111       432,217       122,056       810,805       413,293     1,600,000     5,139,867
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits   $ 7,860,879   $ 5,709,427   $ 1,147,877   $   810,805   $ 5,881,966   $11,591,213   $48,022,079
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
      Statement of Net Assets Available for Benefits with Fund Information

                                                                                                  January 31, 1998
                                                       ----------------------------------------------------------------------------

                                                                                      Participant Directed Directed
                                                       ----------------------------------------------------------------------------
                                                                        Pathways          Pathways        Pathways      Stock
                                                       Stable          Conservative       Balanced         Growth       Index
                                                       Value Fund       Fund               Fund             Fund        Fund
                                                       ----------     -------------      ----------       -------     --------
Assets
 Investments, at fair value:
   Scudder Trust Company:
     Common and collective
        trust funds                                   $ 2,709,187    $         -         $          -   $        -    $1,542,075
     Mutual Funds                                               -        293,579            2,749,454      821,445             -
   Tiffany & Co. Common Stock                                   -              -                    -            -             -
   Cash and cash equivalents                                3,658              -                    -            -             -
                                                       -----------    ----------         ------------    ---------    ----------
Total investments                                       2,712,845        293,579            2,749,454      821,445     1,542,075
                                                       -----------    ----------         ------------    ---------    ----------

Receivables:
 Employer's contribution                                   307,705        47,666              158,224      132,820       262,930
 Participant contributions                                  32,107         4,035               13,168       12,422        24,200
 Participant loans receivable                                    -          -                       -            -            -
                                                       -----------    ----------         ------------    ---------    ----------
Total receivables                                          339,812        51,701               171,392      145,242      287,130
                                                       -----------    ----------         ------------    ---------    ----------
Net assets available for benefits                       $3,052,657    $  345,280         $   2,920,846   $  966,687   $1,829,205
                                                       ===========    ==========         =============   ==========   ==========

                                                      January 31, 1998
                                      ---------------------------------------------------------------------------------
                                                                                                        Non-Participant
                                            Participant Directed                                           Directed
                                      -----------------------------------------------------------------  --------------
                                                                                                         Employee
                                                    AIM          Templeton               Tiffany & Co.    Stock
                                  Growth and     Constellation    Foreign I      Loan        Stock       Ownership
                                  Income Fund       Fund           Fund          Fund         Fund       Account             Total
                                  -----------    -------------   ----------    -------   -------------   ----------     -----------
Assets
 Investments, at fair value:
  Scudder Trust Company:
     Common and collective
      trust funds                $         -    $          -     $             $         $              $        -     $  4,251,262
     Mutual Funds                  5,846,307       3,117,896         687,527         -            -              -       13,516,208
  Tiffany & Co. Common Stock               -               -               -         -     2,579,087     5,891,659        8,470,746
  Cash and cash equivalents                -               -               -         -        10,209             -           13,867
                                 -----------    ------------     -----------   ---------  ----------    -----------     -----------
Total investments                  5,846,307       3,117,896         687,527         -     2,589,296     5,891,659       26,252,083
                                 -----------    ------------     -----------   ---------  ----------    -----------     -----------

Receivables:
 Employer's contribution             421,057         391,028         108,390          -      322,242     1,400,000        3,552,062
 Participant contributions            39,299          35,783          11,168          -       28,215             -          200,397
 Participant loans receivable              -               -               -     444,567           -             -          444,567
                                 -----------    ------------     -----------   ---------  ----------    -----------     -----------
Total receivables                    460,356         426,811         119,558     444,567     350,457      1,400,000       4,197,026
                                 -----------    ------------     -----------   ---------  ----------    -----------     -----------
Net assets available for benefits $6,306,663    $  3,544,707     $   807,085   $ 444,567  $2,939,753    $ 7,291,659     $30,449,109
                                 ===========    ============     ===========   =========  ==========    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended January 31, 1999

                                                     ---------------------------------------------------------------------

                                                                              Participant Directed
                                                     ---------------------------------------------------------------------
                                                                            Pathways         Pathways        Pathways
                                                             Stable       Conservative       Balanced        Growth
                                                            Value Fund       Fund             Fund            Fund
                                                       ---------------   -------------     --------------  --------------
Additions
   Net appreciation (depreciation)
     in fair market value of investments                $            -     $  (3,781)     $    60,817       $    99,191
   Common and collective fund income earned & retained         219,716             -              -                  -
   Interest, dividends and other returns of funds                    6        24,371          193,009            63,110
                                                            ----------     ---------      -----------       -----------
      Total investment income                                  219,722        20,590          253,826           162,301

Contributions and rollovers
   Participant                                               1,060,288       155,100          536,405           508,126
   Employer                                                    372,502        45,105          166,630           157,272
                                                            ----------     ---------        ---------         ---------
                                                             1,432,790       200,205          703,035           665,398
Loan Repayments                                                 46,672         9,029           17,806            23,306
                                                            ----------     ---------      -----------       -----------


      Total additions                                        1,699,184       229,824          974,667           851,005

Deductions
  Withdrawals and distributions                                137,586        31,627          183,129            31,398
  Loans issued                                                 119,012        14,284           60,866            35,975
  Administrative expenses                                        3,928           281            1,671               551
                                                            ----------     ---------      -----------       -----------


      Total deductions                                         260,526        46,192          245,666            67,924

Net increase prior to intra-fund transfers                   1,438,658       183,632          729,001           783,081
Intra-fund transfers                                           382,630        (6,162)        (231,712)          (20,618)
                                                            ----------     ---------      -----------       -----------

Increase in net assets available for benefits                1,821,288       177,470          497,289           762,463

Net assets available for benefits, beginning of year         3,052,657       345,280        2,920,846           966,687
                                                            ----------     ---------       -----------      -----------
Net assets available for benefits, end of year              $4,873,945     $ 522,750      $ 3,418,135       $ 1,729,150
                                                            ==========     =========      ===========       ===========

                                                       ------------------------------------------------------------

                                                                              Participant Directed
                                                       ------------------------------------------------------------
                                                              Stock                         AIM         Templeton
                                                              Index         Growth and   Constellation   Foreign I
                                                              Fund         Income Fund      Fund           Fund
                                                          -----------  -----------------  --------------  --------

Additions
   Net appreciation (depreciation) in fair market value
      of investments                                       $  756,115   $  (571,047)   $   747,755    $  (186,033)
   Common and collective fund income earned & retained              -             -              -              -
   Interest, dividends and other returns of funds                  35       700,513        125,191        107,448
                                                           ----------   -----------    -----------    -----------

             Total investment income                          756,150       129,466        872,946        (78,585)

Contributions and rollovers
   Participant                                              1,115,807     1,592,604      1,285,252        401,153
   Employer                                                   386,507       477,359        396,107        110,887
                                                           ----------   -----------    -----------    -----------

                                                            1,502,314     2,069,963      1,681,359        512,040

Loan Repayments                                                49,404        69,858         43,504         15,880
                                                           ----------   -----------    -----------    -----------



             Total additions                                2,307,868     2,269,287      2,597,809        449,335

Deductions
   Withdrawals and distributions                              118,573       380,751        153,543         24,913
   Loans issued                                                74,689       167,206         90,583         37,856
   Administrative expenses                                        788           550             38              -
                                                           ----------   -----------    -----------    -----------
                                                           -
             Total deductions                                 194,050       548,507        244,164         62,769

Net increase prior to intra-fund transfers                  2,113,818     1,720,780      2,353,645        386,566
Intra-fund transfers                                          532,909      (166,564)      (188,925)       (45,774)
                                                           ----------   -----------    -----------    -----------



Increase in net assets available for benefits               2,646,727     1,554,216      2,164,720        340,792

Net assets available for benefits, beginning of year        1,829,205     6,306,663      3,544,707        807,085
                                                           ----------   -----------    -----------    -----------

Net assets available for benefits, end of year             $4,475,932   $ 7,860,879    $ 5,709,427    $ 1,147,877
                                                           ==========   ===========    ===========    ===========

                                                     ---------------------------------------------------
                                                                                         Non-Participant
                                                                Participant Directed      Directed
                                                     ---------------------------------------------------

                                                                        Tiffany & Co.   Employee Stock
                                                           Loan            Stock           Ownership
                                                           Fund            Fund             Account        Total
                                                         ------------   ------------   --------------  ------------


Additions
   Net appreciation (depreciation) in fair market value
      of investments                                      $         -    $ 1,764,732    $ 3,125,600   $ 5,793,349
   Common and collective fund income earned & retained              -              -              -       219,716
   Interest, dividends and other returns of funds              55,402         28,805         61,306     1,359,196
                                                          -----------    -----------    -----------   -----------

             Total investment income                           55,402      1,793,537      3,186,906     7,372,261

Contributions and rollovers
   Participant                                                      -      1,159,672              -     7,814,407
   Employer                                                         -        382,248      1,600,000     4,094,617
                                                          -----------    -----------    -----------   -----------
                                                          -
                                                                    -      1,541,920      1,600,000    11,909,024

Loan Repayments                                              (334,951)        59,492              -             -
                                                          -----------    -----------    -----------   -----------



             Total additions                                 (279,549)     3,394,949      4,786,906    19,281,285

Deductions
   Withdrawals and distributions                               40,910        110,257        487,352     1,700,039
   Loans issued                                              (742,099)       141,628              -             -
   Administrative expenses                                          -            469              -         8,276
                                                          -----------    -----------    -----------   -----------

             Total deductions                                (701,189)       252,354        487,352     1,708,315

Net increase prior to intra-fund transfers                    421,640      3,142,595      4,299,554    17,572,970
Intra-fund transfers                                          (55,402)      (200,382)             -             -
                                                          -----------    -----------    -----------   -----------

Increase in net assets available for benefits                 366,238      2,942,213      4,299,554    17,572,970

Net assets available for benefits, beginning of year          444,567      2,939,753      7,291,659    30,449,109
                                                          -----------    -----------    -----------   -----------

Net assets available for benefits, end of year            $   810,805    $ 5,881,966    $11,591,213   $48,022,079
                                                          ===========    ===========    ===========   ===========



 The accompanying notes are an integral part of these financial statements.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                               -------------------


1.       Description of Plan

         The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for complete information.

         General:

         The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company") and certain related companies. The Plan was originally established on February 1, 1988 as the Tiffany & Co. Employee Stock Ownership Plan (the "ESOP"). On May 19, 1994, the Plan was amended to include a cash or deferred savings arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and was renamed the "Tiffany & Co. Employee Profit
         Sharing and Retirement Savings Plan," effective August 1, 1994. On October 8, 1996, the Plan was again amended to add an employer matching contribution feature to the 401(k) component of the Plan. That amendment became effective on February 1, 1996.

         The assets of the Plan are maintained and transactions therein are executed by Scudder Trust Company, the trustee of the Plan ("Trustee"), an affiliate of Scudder Kemper Investments, Inc. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Eligibility:

         Employees automatically become participants in the ESOP feature of the Plan on February 1st immediately following their initial date of employment. Employees become eligible to participate in the 401(k) feature of the Plan after they have completed one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the profit sharing feature of the Plan.

         Contributions:

         The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives established by the Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                               -------------------



1.       Description of Plan (Continued)

         The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $10,000 in 1998, subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

         With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

         Under  certain  circumstances,   employee  contributions  and  employer
         matching contributions may be limited in the case of highly compensated employees.

         Participants may elect to invest their 401(k) contributions in any one or a combination of the following nine investment funds managed by the
         Trustee:

          a) Stable Value Fund - a collective investment trust which invests primarily in debt obligations of non-governmental issuers such as insurance companies and banks. In its investments, the Stable Value Fund seeks to preserve principal, obtain an attractive yield (as compared to money market investments) and maintain reasonable liquidity. The Trustee maintains diversity by assuring that no more than 15% of the fund's assets are invested in the debt instruments of a single issuer. The Trustee maintains credit quality through strict credit quality standards: at least 80% of the aggregate book value of the Trust's assets must be invested in obligations issued by companies that are rated in, or judged by the Trustee as comparable to, the Aaa or Aa rating categories by Standard & Poor's Corporation. Among the debt instruments in which the fund invests are guaranteed investment contracts, bank investment contracts, private placements and cash equivalents.

          b) Pathways Conservative Fund - a diversified mutual fund portfolio with an emphasis on income. This portfolio invests in any of the money market, bond and stock mutual funds managed by Scudder Kemper Investments, Inc.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                               -------------------


          c) Pathways Balanced Fund - a diversified mutual fund portfolio with a balance between growth and income. This portfolio invests in any of the money market, bond and stock mutual funds managed by Scudder Kemper Investments, Inc.

          d) Pathways Growth Fund - a diversified mutual fund portfolio with an emphasis on growth. This portfolio invests in any of the money market, bond and stock mutual funds managed by Scudder Kemper Investments, Inc.

          e) Stock Index Fund - a collective investment trust which invests primarily in those stocks that make up the Standard & Poor's 500 Stock Index. As such, the Stock Index Fund is an unmanaged fund which seeks to replicate as closely as practical the performance of the Standard & Poor's 500 Index. Diversification is a by-product of the fund's investment objective.

          f) Growth and Income Fund - a mutual fund which invests primarily in common stocks, preferred stocks and securities convertible into common stocks issued by companies in the United States. This fund seeks to invest in companies which offer the prospect for growth of earnings while paying current dividends. The fund may also invest in foreign securities that meet the foregoing criteria. Scudder Kemper Investments, Inc. is the investment advisor to the fund. Diversification is sought by allocation of investments among different industries, countries and companies.

          g) AIM Constellation Fund - a mutual fund which invests primarily in common stocks, preferred stocks and securities convertible into common stocks issued by small and medium-sized companies in the United States. The fund's emphasis is upon stocks with higher-than-expected earnings and stocks of companies that have grown at twice the rate of the average company during the previous 10 years; the Constellation Fund sells stocks when the issuer reports a deceleration in earnings growth or an earnings disappointment. The fund may also invest in foreign securities that meet the foregoing criteria; up to 20% of its portfolio may consist of such securities. Diversification is sought by allocation of investments among different industries, countries and companies.

          h) Templeton Foreign I Fund - a mutual fund which invests primarily in common stocks issued by companies located outside the United States. The fund may purchase securities from issuers located in any country other than the United States, including underdeveloped countries. Although the fund's emphasis is upon common stock, it may purchase preferred stock and certain debt securities, rated or unrated, such as convertible bonds. The issuers of debt obligations purchased by the fund can include foreign governments. Templeton Global Advisors Limited is the investment advisor to the Fund. Diversification is sought by allocation of investments among different industries, countries and companies.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                               -------------------




          i) Tiffany & Co. Stock Fund - invests only in shares of Tiffany & Co. Common Stock purchased by the Trustee on the open market. No diversification is sought.

         Participant Accounts:

         Each participant's 401(k) account is credited with the participant's contribution, if any, employer contributions, if any, and an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances.

         The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on a per capita basis.

         Vesting:

         All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times. Employer contributions become 100% vested and nonforfeitable after the participant has completed two years of service.

         Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

         In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated amongst the remaining participants in the Plan's ESOP feature. The participant will also forfeit any assets in his or her 401(k) account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants accounts. Forfeitures totaled $94,141 and $8,895 for the years ended January 31, 1999 and 1998.

         Administrative Expenses:

         All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                               -------------------



         Participant Loans and Withdrawals:

         Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with market prevailing rates as determined by the plan administrator. Interest rates range from 9.25 percent to 9.5 percent. Principal and interest is paid ratably through payroll deductions.

         Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

         Payment of Benefits:

         Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan which are distributed in the form of a stock certificate. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of a stock certificate for whole shares if the participant so elects.

         Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

2.       Summary of Significant Accounting Policies

         Basis of Accounting:

         The Plan's financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles.


         Investment Valuation:

         Investments in the trust funds are stated at fair value as determined by the Trustee. Investments in Tiffany & Co. Common Stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                               -------------------



         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

3.       Related Party Transactions

         Certain Plan investments include mutual funds managed by Scudder Kemper Investments, Inc. Because Scudder Trust Company, the Plan Trustee, is an affiliate of Scudder Kemper Investments, Inc., investment
         transactions   in  such  mutual  funds  are  considered  to  be  exempt
         party-in-interest transactions under the Department of Labor's rules and regulations.

4.       Tax Status

         The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through January 31, 1996. The Plan has been amended since receiving this determination letter. However, it is the belief of the plan administrator and the Plan's tax counsel that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

5.       Concentration of Credit and Market Risk

         The Plan provides for various investment options in any one or a combination of common and collective trust funds and mutual funds which invest in a variety of stocks, bonds, fixed income securities, mutual funds, guaranteed investment contracts, bank investment contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                    Notes to Financial Statements, continued
                               -------------------



6.       Plan Termination

         Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

         In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                January 31, 1999


Principal Amount,
# of Shares or Unit
of Participation              Description                                                    Cost          Fair Value
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                    Loans (9.25% - 9.50%)                                            $     810,805     $     810,805
-----------------------------------------------------------------------------------------------------------------------

 4,461,571 sh.      Stable Value Fund                                                    4,461,571         4,461,571
-----------------------------------------------------------------------------------------------------------------------
    36,957 sh.      Pathways Conservative Fund                                             471,179           473,419
-----------------------------------------------------------------------------------------------------------------------
   243,661 sh.      Pathways Balanced Fund                                               3,046,496         3,235,823
-----------------------------------------------------------------------------------------------------------------------
   107,320 sh.      Pathways Growth Fund                                                 1,434,795         1,558,290
-----------------------------------------------------------------------------------------------------------------------
   114,698 sh.      Stock Index Fund                                                     3,115,167         4,053,424
-----------------------------------------------------------------------------------------------------------------------
   284,812 sh.      Growth & Income Fund                                                 7,358,358         7,336,768
-----------------------------------------------------------------------------------------------------------------------
   169,958 sh.      AIM Constellation Fund                                               4,606,142         5,277,210
-----------------------------------------------------------------------------------------------------------------------
   124,342 sh.      Templeton Foreign Fund                                               1,241,583         1,025,821
-----------------------------------------------------------------------------------------------------------------------
    92,045 sh.      Tiffany & Co. Stock Fund                                             3,608,069         5,298,307
-----------------------------------------------------------------------------------------------------------------------
   173,571 sh.      Tiffany & Co. ESOP                                                   5,303,964         9,991,213
-----------------------------------------------------------------------------------------------------------------------
                    Tiffany & Co. Stock Fund - Cash and cash equivalents                   170,366           170,366
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                             Total   $  35,628,495     $  43,693,017
-----------------------------------------------------------------------------------------------------------------------

                                      - 13 -

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
                         Form 5500, Item 27(d) (Part II)
      Schedule of Reportable Transactions - Series of Transactions by Issue
                       for the year ended January 31, 1999

                                -----------------


              Description of                            # of         Purchase
                Asset/Fund                      Transactions           Price
--------------------------------------------    ----------------------------------


Stable Value Fund*                                436                $3,720,085

Stable Value Fund*                                242                         -

Growth and Income Fund*                           286                 3,260,305

Stock Index Fund*                                 281                 2,238,962

Aim Constellation Fund                            232                 2,126,998

Tiffany & Co. Stock Fund*                         470                 4,170,941

Tiffany & Co. Stock Fund*                         551                         -



                                                                                      Fair
                                                                                     Value of
                                                                                     Asset on
                                           Selling                    Cost of       Transaction            Net
                                            Price                       Asset          Date                Gain
                                          ---------------        ----------------   ----------------     -----------

Stable Value Fund*                         $         -                $3,720,085    $3,720,085           $         -

Stable Value Fund*                           1,967,700                 1,967,700     1,967,700                     -

Growth and Income Fund*                              -                 3,260,305     3,260,305                     -

Stock Index Fund*                                    -                 2,238,962     2,238,962                     -

Aim Constellation Fund                               -                 2,126,998     2,126,998                     -

Tiffany & Co. Stock Fund*                            -                 4,170,941     4,170,941                     -

Tiffany & Co. Stock Fund*                    3,539,938                 3,285,662     3,285,662               254,276





*Represents investments which are considered to be party-in-interest transactions under the Department of Labor's rules and regulations.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                                 (Name of Plan)


Date: July 20, 1999                      /s/ Stephen M. Salyk
                                         ---------------------------------------
                                         Stephen M. Salyk
                                         Member of Plan Administrative Committee

                                                                      Exhibit 23



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-54847) of Tiffany & Co. of our report dated July, 16, 1999 relating to the financial statements of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP


Florham Park, New Jersey
July 23, 1999